Filed by Wright Medical Group, Inc.

pursuant to Rule to Rule 425

Under the Securities Act of 1933

Deemed filed pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Wright Medical Group, Inc.

Commission File No. 001-35823

October 27, 2014

Dear Wright colleagues,

I am delighted to share with you that today we announced an agreement to merge with Tornier, a publicly traded medical device company and leader in the upper extremities market. The press release we issued today announcing this news is attached for your reference.

I am also delighted to report that we have received an approvable letter for Augment® Bone Graft from the FDA. This is terrific news for our company, and I want to thank everyone who contributed to this important result. Our press release announcing this news is also attached.

Our combination with Tornier brings together two organizations with best-in-class complementary products, customer relationships and cultures to accelerate growth and enhance profitability. By combining, we will create the premier high-growth global Extremities-Biologics company. We can expect exciting new opportunities across our business as the new Wright Medical Group!

Tornier, which is similar in size to us, has a significant presence in the upper and lower extremities market and a strong position in shoulder. Tornier has approximately 1,000 employees globally with sales in 45 countries. Together, we will offer the most comprehensive upper and lower extremity product portfolio in the market, dramatically extending our leadership position and enhancing our ability to provide solutions that enable clinicians to alleviate pain and restore their patients’ lifestyles. As such, we believe this combination will generate long-term value for our customers, our employees and our shareholders. For more information on Tornier, please refer to http://Tornier-us.com/.

Why Are We Merging With Tornier?

There are several compelling reasons why this combination will allow us to achieve more together:

•	Our companies hold complementary leadership positions in the extremities market, Wright in Foot and Ankle and Tornier in Upper Extremities. This powerful combination provides opportunities for growth beyond what we could achieve as individual companies.

•	We share consistent and complementary approaches to the market, including our High Performance Management System, addressing the continuum of care through innovative solutions, a specialty Extremity focus and commitment to medical education.

•	We share a commitment to product innovation and a culture of scientific advancement and physician-driven service. Our vision to be “The Specialty Orthopaedic Company People Love” is aligned with Tornier’s “Specialists Serving Specialists” philosophy.

•	Our combined products, sales and distribution talent, medical education and customer relationships will allow us to increase our focus on the needs of surgeon specialists by expanding the breadth and depth of extremity products we offer. Additionally, our dedicated research and development teams will power innovation across the combined product portfolio to enhance patient outcomes.

•	The blend of the two companies will maximize the best of our respective talents, capabilities, technologies and cultures. Employees will benefit from being part of a larger, dynamic organization that offers enhanced opportunities for career development and growth.

Our new combined company will be known as Wright Medical Group N.V. The U.S. headquarters for the combined company will be in Memphis, TN and our Wright Operations Center (WOC) will remain in Arlington, TN. We will be incorporated in the Netherlands to provide us with the best global structure. The U.S. headquarters for the Lower Extremity and Biologics business will be based in Wright’s existing facility in Memphis, TN, and our Augment team will continue to be based at our facility in Franklin, TN. The U.S. headquarters for the Upper Extremity business will be based within Tornier’s existing facility in Bloomington, MN and its U.S. engineering center in Warsaw, IN.

Next Steps

Time is required between now and closing to obtain regulatory and shareholder approvals and to plan for the integration. We expect the transaction to close the first half of 2015. It is very important that you keep in mind that we must operate as independent companies until the transaction closes. Therefore, we must compete as vigorously as we did before the announcement of the merger. Also, please do not reach out to your counterparts at Tornier.

Employee Town Hall meetings to discuss this combination will be held at 11:00am CT tomorrow (Tuesday, October 28) in Hardin Hall at the Memphis Botanical Garden. We will record the meeting and make it available on our intranet site for Wright team members around the world. There will be a future opportunity to meet with Tornier and the new Wright Medical leadership.

We have created an employee site to keep you up-to-date as the merger moves forward at https://sharepoint.wright.com/sites/winningtogether. Please send all your questions related to the combination to winningtogether@wmt.com. You can also find information on the merger by visiting our transaction website, www.ExtremitiesLeader.com.

In the coming weeks, we will form teams to plan our integration. We will identify best practices from both organizations to leverage our combined strengths. The integration process will involve repositioning and aligning the strategic vision for both entities and preparing for a successful “Day One” following the close of the transaction, when both businesses begin operating as one company. We will regularly communicate the integration plans as we move through the process. In the meantime, we must not allow our planning efforts to distract us from executing on our current business objectives.

As always, it is important to direct external questions and media inquiries to the proper company spokespeople. Please forward media inquiries to Julie Tracy, Wright’s Chief Communications Officer, at (901) 290-5817 or julie.tracy@wmt.com.

In closing, I want to thank each one of you for your hard work, passion and commitment. Today’s announcement marks a major step in our company’s history, bringing together two companies with a rich heritage of innovation in the market. I look forward to this next exciting chapter in Wright’s history!

Best regards,

ROBERT PALMISANO | President & Chief Executive Officer

Wright Medical Group, Inc.

Important Additional Information and Where to Find It

In connection with the proposed merger, Tornier plans to file with the U.S. Securities and Exchange Commission (SEC) a registration statement on Form S-4 that will include a joint proxy statement of Wright and Tornier that also constitutes a prospectus of Tornier. Wright and Tornier will make the joint proxy statement/prospectus available to their respective shareholders. Investors are urged to read the joint proxy statement/prospectus when it becomes available, because it will contain important information. The registration statement, definitive joint proxy statement/prospectus and other documents filed by Tornier and Wright with the SEC will be available free of charge at the SEC’s website (www.sec.gov) and from Tornier and Wright. Requests for copies of the joint proxy statement/prospectus and other documents filed by Wright with the SEC may be made by contacting Julie Tracy, Senior Vice President and Chief Communications Officer by phone at (901) 290-5817 or by email at julie.tracy@wmt.com, and request for copies of the joint proxy statement/prospectus and other documents filed by Tornier may be made by contacting Shawn McCormick, Chief Financial Officer by phone at (952) 426-7646 or by email at shawn.mccormick@tornier.com.

Wright, Tornier, their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies from Wright’s and Tornier’s shareholders in connection with the proposed transaction. Information about the directors and executive officers of Wright and their ownership of Wright stock is set forth in Wright’s annual report on Form 10-K for the fiscal year ended December 31, 2013, which was filed with the SEC on February 27, 2014 and its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on March 31, 2014. Information regarding Tornier’s directors and executive officers is contained in Tornier’s annual report on Form 10-K for the fiscal year ended December 29, 2013, which was filed with the SEC on February 21, 2014, and its proxy statement for its 2014 annual general meeting of shareholders, which was filed with the SEC on May 16, 2014. These documents can be obtained free of charge from the sources indicated above. Certain directors, executive officers and employees of Wright and Tornier may have direct or indirect interest in the transaction due to securities holdings, vesting of equity awards and rights to severance payments. Additional information regarding the participants in the solicitation of Wright and Tornier shareholders will be included in the joint proxy statement/prospectus.